                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

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                                SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                   COURTYARD BY MARRIOTT LIMITED PARTNERSHIP
                           (Name of Subject Company)

                  CBM ONE CORPORATION, THE GENERAL PARTNER OF
                   COURTYARD BY MARRIOTT LIMITED PARTNERSHIP
                     (Name of Person(s) Filing Statement)


                     UNITS OF LIMITED PARTNERSHIP INTEREST
                        (Title of Class of Securities)


                                     NONE
                     (CUSIP Number of Class of Securities)


                              CBM ONE CORPORATION
                         CHRISTOPHER G. TOWNSEND, ESQ.
                           DAVID E. REICHMANN, ESQ.
                         C/O HOST MARRIOTT CORPORATION
                              10400 FERNWOOD ROAD
                           BETHESDA, MARYLAND 20817
                                (301) 380-9000
                 (Name, address and telephone number of person
                authorized to receive notice and communications
                 on behalf of the person(s) filing statement)

                                 ------------
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ITEM 1.   SECURITY AND SUBJECT COMPANY

     This statement relates to the Units of Limited Partnership Interest ("Units") of Courtyard by Marriott Limited Partnership, a Delaware limited partnership (the "Partnership"). The principal executive offices of the Partnership are located at 10400 Fernwood Road, Bethesda, Maryland 20817.

ITEM 2.   TENDER OFFER OF THE BIDDER

     This statement relates to the tender offer (the "Offer") by Palm Investors, LLC, a Delaware limited liability company, and Arlen LLC, a Delaware limited liability company (collectively, the "Bidder"), disclosed in a Tender Offer Statement on Schedule 14D-1 dated May 26, 1998, to purchase 115 Units of the Partnership at a price of $85,000 per Unit. The Offer states that the principal executive offices of the Bidder are located at 1650 Hotel Circle North, Suite 200, San Diego, California 92108.

ITEM 3.   IDENTITY AND BACKGROUND

     (a) This statement is filed by CBM One Corporation, a Delaware corporation and the General Partner of the Partnership (the "General Partner"), on behalf of the Partnership. The business address of the General Partner is 10400 Fernwood Road, Bethesda, Maryland 20817.

     (b)  Not applicable.

ITEM 4.   THE SOLICITATION OR RECOMMENDATION

     (a) The General Partner is taking a neutral position with respect to the Offer.

     (b) In arriving at this position, the General Partner considered the following. In a letter dated December 29, 1997, the General Partner advised the holders of Units of the Partnership (the "Limited Partners") that Host Marriott Corporation ("Host Marriott"), on behalf of six of its subsidiaries, including the General Partner, had filed with the Securities and Exchange Commission ("SEC") a preliminary Consent Solicitation/Prospectus (the "S-4"). The S-4 describes the potential consolidation of six limited partnerships into a single operating partnership and the formation of a new general partner that would intend to qualify as a real estate investment trust ("REIT") and be listed on the New York Stock Exchange.

     By letter dated April 16, 1998, the General Partner further informed the Limited Partners that subsequent to the filing of the S-4 with the SEC, several existing REITs contacted Host Marriott and expressed an interest in pursuing the possibility of a potential transaction involving the partnerships' assets or a merger of the partnerships with an existing publicly-traded company. Since January 1998, Host Marriott has had preliminary discussions with certain of these REITs. The General Partner has retained Merrill Lynch to advise the Partnership with respect to the strategic alternatives available to the Partnership, including the original consolidation plan. The General Partner is presently exploring these alternatives to determine which transaction to pursue.
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     Although the General Partner does not know the exact value to the Limited
Partners of any such transaction, the General Partner has done some preliminary appraisals and is far enough along in the process to believe that there is a substantial possibility that the value to the Limited Partners in the various transactions under consideration would exceed the $85,000 per Unit offered by the Bidder. Because there can be no assurances, however, (i) that such a transaction will be consummated, (ii) that the actual consideration that the Limited Partners would receive at such time would, in fact, exceed $85,000 per Unit, or (iii) that a sufficient number of Limited Partners will vote in favor of such a transaction, the General Partner is remaining neutral as to what the Limited Partners should do at this time with respect to the Offer.

     In connection with the General Partner's position of neutrality, the General Partner is sending to the Limited Partners a letter dated June 8, 1998, a copy of which is filed herewith as Exhibit (a) and is hereby incorporated by reference.

ITEM 5.   PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     Neither the Partnership nor the General Partner has retained any person in connection with the Offer.

ITEM 6.   RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

     (a) During the past 60 days, neither the Partnership nor the General Partner, nor any of their affiliates, nor, to the best of the Partnership's and General Partner's knowledge, any director, executive officer or affiliate thereof, has effected any transactions in the Units.

     (b) None of the persons or entities referred to in Item 6(a) above presently intends to sell any Units which are owned beneficially or held of record by such person or entity.

ITEM 7.   CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

     (a) In a letter dated December 29, 1997, the General Partner advised the Limited Partners that Host Marriott, on behalf of six of its subsidiaries, including the General Partner, had filed with the SEC the S-4. The S-4 describes the potential consolidation of six limited partnerships into a single operating partnership and the formation of a new general partner that would intend to qualify as a REIT and be listed on the New York Stock Exchange.

     By letter dated April 16, 1998, the General Partner further informed the Limited Partners that subsequent to the filing of the S-4 with the SEC, several existing REITs contacted Host Marriott and expressed an interest in pursuing the possibility of a potential transaction involving the partnerships' assets or a merger of the partnerships with an existing publicly-traded company. Since January 1998, Host Marriott has had preliminary discussions with certain of these REITs. The General Partner has retained Merrill Lynch to advise the Partnership with respect to the strategic alternatives available to the Partnership, including the original consolidation plan. The General Partner is presently exploring these alternatives to determine which transaction to pursue. Both the original consolidation plan and the review of strategic alternatives were commenced prior to and were not in response to the Offer.

     (b) Except as noted in Item 7(a) above, there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in
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(i) an extraordinary transaction, such as a merger or reorganization involving the Partnership, (ii) a purchase, sale or transfer of a material amount of assets of the Partnership, (iii) a tender offer for or other acquisition of securities by or of the Partnership, or (iv) any material change in the present capitalization or distribution policy of the Partnership.

ITEM 8.   ADDITIONAL INFORMATION TO BE FURNISHED

     Not applicable.

ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS

     (a)  Letter dated June 8, 1998 to Limited Partners of the Partnership.

     (b)  Not applicable.

     (c)  Not applicable.


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 8, 1998           COURTYARD BY MARRIOTT LIMITED PARTNERSHIP

                              By:  CBM One Corporation, its General Partner

                                   By: /s/ Bruce F. Stemerman
                                      -----------------------
                                      Bruce F. Stemerman
                                      President
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                                 EXHIBIT INDEX


EXHIBIT           DESCRIPTION                                      PAGE NO.
-------           -----------                                      --------
(a)               Letter dated June 8, 1998 to Limited Partners      A-1
                  of the Partnership
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                   Courtyard by Marriott Limited Partnership
                                Department 908
                              10400 Fernwood Road
                         Bethesda, Maryland 20817-1109
                                (301) 380-2070


June 8, 1998


Dear Limited Partner:

We are writing to you regarding the May 26, 1998 Offer to Purchase (the "Tender Offer") 115 Units of Courtyard by Marriott Limited Partnership made by Palm Investors, LLC ("Palm"). Palm has filed a Tender Offer Statement on Schedule 14D-1 with the Securities and Exchange Commission, and under SEC regulations, the General Partner, on behalf of the Partnership, is required to send to you a statement disclosing its position on the Tender Offer. THE PURPOSE OF THIS LETTER IS TO ADVISE YOU THAT THE GENERAL PARTNER IS TAKING A NEUTRAL POSITION WITH RESPECT TO PALM'S OFFER OF $85,000 PER UNIT.

In arriving at this position, the General Partner considered the following. In a special mailing on April 16, 1998, as well as in the 1997 Annual Report and 1998 First Quarter Report, we wrote to update you on recent developments concerning the Partnership, particularly the possibility of a transaction involving the assets of this Partnership and five other partnerships or a merger of such partnerships with an existing publicly traded company. At the present time, discussions are still ongoing and we have not completed the evaluation of these transactions. However, although we do not know the exact value to you of any such transaction, we have done some preliminary appraisals and are far enough along in the process to believe that there is a substantial possibility that the value to you in the various transactions under consideration would exceed the $85,000 per Unit offered by Palm. Because there can be no assurances, however, (i) that such a transaction will be consummated, (ii) that the actual consideration that you would receive at such time would, in fact, exceed $85,000 per Unit, or (iii) that a sufficient number of limited partners will vote in favor of such a transaction, the General Partner is remaining neutral as to what you should do at this time with respect to the Tender Offer.

In addition, you should also be aware that if you tender your Units in accordance with the terms of the Tender Offer, you will not receive the upcoming interim cash distributions which we informed you in the 1998 First Quarter Report that we expect to make in August and November of this year. Furthermore, you should note that the 1997 Annual Report indicated an estimated taxable income of $10,200 per Unit. If you accept the Tender Offer, you will still receive a Schedule K-1 reflecting your pro rata portion of actual taxable income for 1998.

As you know, the General Partner has retained Merrill Lynch to advise the Partnership with respect to the strategic alternatives available to the Partnership, including the original consolidation plan that we advised you of in a letter dated December 29, 1997. We are continuing to explore these
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alternatives and to determine which path to pursue, obviously subject to appropriate partner approval. Based upon the current schedule, we estimate that you will have the opportunity to vote on a proposed transaction prior to the end of the year.

If you have any questions regarding this matter or any aspect of your investment, please contact the General Partner at 301/380-2070. If you decide to accept the Tender Offer, we strongly recommend that you consider contacting your financial and/or tax advisors prior to submitting any documentation to Palm.

Sincerely yours,

CBM ONE CORPORATION
General Partner

/s/ Bruce F. Stemerman
----------------------
Bruce F. Stemerman
President